Oncolytics Biotech® Presents Clinical Data Highlighting the Effectiveness
of Intravenous Delivery to and Replication of Pelareorep in Tumors

Across 13 clinical studies and a broad range of cancers, up to 96 percent of tumor samples tested positive for replicating pelareorep virus after intravenous delivery

Pelareorep is the only oncolytic virus with meaningful clinical data demonstrating intravenous delivery to tumor tissue

SAN DIEGO, CA and CALGARY, AB, October 15, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that the results of a metanalysis of 13 clinical studies of the Company’s systemically delivered oncolytic reovirus, pelareorep, were presented during a podium presentation at the annual International Oncolytic Virus Conference (IOVC), hosted at the Mayo Clinic in Rochester, MN on October 9-12, 2019. The analyses examined the effectiveness of viral replication within the tumors of patients treated systemically with pelareorep. The data demonstrated that, unlike other oncolytic viruses that require intra-tumoral delivery, intravenous (IV) systemic delivery of pelareorep resulted in 81% of patient tumor samples across multiple types of cancer testing positive for virus replication, with no infection in normal tissue. These results are from studies across a broad range of solid and liquid tumors, including metastatic disease.

“This metanalysis across multiple clinical studies provides definitive proof that pelareorep can effectively be delivered intravenously, further demonstrating pelareorep’s ability to avoid neutralization, reach primary and metastatic disease and be a valuable therapy and immune adjuvant across a wide range of cancers,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “By effectively and selectively targeting and replicating within tumor cells, systemically delivered pelareorep causes inflammation, labelling the tumor microenvironment with viral RNA priming the patient’s immune system. Combined with PD-1/PD-L1 checkpoint inhibition to enhance the anti-tumor immune response, pelareorep is uniquely positioned to become a backbone for many leading immuno-oncology combination regimens.”

Key Findings from the Metanalysis

•	After IV delivery, 81% of patient tumor samples are positive for replicating reovirus (the average increases to 96% when melanoma and skin biopsies are excluded)

•
Tumor types that showed a high proportion of active viral replication: breast cancer, pancreatic adenocarcinoma, multiple myeloma, colorectal cancer patients with liver metastases and high-grade glioma

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com